Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA



August 13, 2010

Our contact
Petter Mattsson

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published on August 10, 2010.

Best regards,

Skanska AB

Petter Mattsson

Published	Item	Document name	Required by
August 10, 2010	Press Release	Skanska to build motorway in Slovakia for SEK 735 M, EUR 78 M	law and by the listing agreement with Stockholm Stock Exchange


SEC MAIL PROCESSING
RECEIVED
AUG 2 3 2010
WASH, D.C.
196
SECTION

SKANSKA

Press Release

August 10, 2010
08:30 am CET

Skanska to build motorway in Slovakia for SEK 735 M, EUR 78 M

Skanska has been contracted to construct the R4 motorway between Košice and Milhost in Slovakia. The contract is valued at EUR 78 M, about SEK 735 M, which will be included in order bookings for the third quarter. The client is the national motorway company Narodna Dialnicna Spolocnost, a.s. (NDS), which is in charge of the operation of Slovakia's motorway network.

The new motorway will connect eastern Slovakia with Hungary. The project covers a 14-kilometer motorway section, including 14 bridges. Construction work will commence shortly and is expected to span over 30 months.

Skanska Czech Republic and Slovakia, which is the largest construction company in the Czech Republic, reported sales of about SEK 11.7 billion in 2009. The company has about 6,500 employees. In the Czech Republic, Skanska is also active as a developer of office projects through its Skanska Commercial Development Europe business unit.

For further information, please contact:

Lucie Nováková, Communication Director, Skanska CZ, tel +420 267 095 364
Per-Lennart Berg, Press Officer, Skanska AB, tel +46 10 448 88 28
Direct line for the media: +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for Green solutions. The Group currently has 49,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.